SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DYADIC INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

26745T101

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26745T101
(1)	NAMES OF REPORTING PERSONS Mark A. Emalfarb
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares	(5) SOLE VOTING POWER 5,164,015 (1)
Beneficially Owned	(6) SHARED VOTING POWER 0
by Each Reporting	(7) SOLE DISPOSITIVE POWER 5,164,015 (1)
Person With:	(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,164,015 (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
(12)	TYPE OF REPORTING PERSON IN

(1) See Item 4 herein.

Item 1	(a)	Name of issuer:

Dyadic International, Inc.

	(b)	Address of issuer’s principal executive offices:

140 Intracoastal Pointe Drive
Suite 404
Jupiter, Florida 33477

Item 2	(a)	Name of person filing:

Mark A. Emalfarb

	(b)	Address or principal business office or, if none, residence:

140 Intracoastal Pointe Drive
Suite 404
Jupiter, Florida 33477

	(c)	Citizenship:

United States of America

	(d)	Title of class of securities:

Common Stock, $0.001 par value

	(e)	CUSIP No.:

26745T101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable.

Item 4	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

5,164,015 (1)

	(b)	Percent of class:

17.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote

5,164,015 (1)

	(ii)	Shared power to vote or direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of

5,164,015 (1)

	(iv)	Shared power to dispose or to direct the disposition of

0

(1) The reporting person beneficially owns 5,164,015 shares through the Mark A. Emalfarb Trust U/A/D October 1, 1987, of which the reporting person is the sole beneficiary and serves as sole trustee. Includes 770,000 shares issuable upon the exercise of options presently exercisable.

Item 5	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s / Mark A. Emalfarb
Mark A. Emalfarb